Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

The Plan Administrator

Sizeler Real Estate Management Co., Inc. 401(k) Plan

We consent to the incorporation by reference in the registration statement (No. 333-85212) on Form S-8 of Sizeler Property Investors, Inc. of our report dated June 6, 2003, with respect to the statements of net assets available for benefits of Sizeler Real Estate Management Co., Inc. 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year ended December 31, 2002 and the period from November 1, 2001 (inception) to December 31, 2001, and the related financial statement schedule, which report appears in the December 31, 2002, annual report on Form 11-K of Sizeler Real Estate Management Co., Inc. 401(k) Plan.

KPMG LLP

New Orleans, Louisiana

June 27, 2003